# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRERA HOLDINGS PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 06/20/2025
Filed by CIK 0002075569
Persons authorized to receive notices and communications: Guy Pinchas Hirsch, 1309 Coffeen Avenue,, STE 835,, Sheridan, Wyoming (WY), 82801, 415-335-9941

## Reporting persons
- Guy Pinchas Hirsch (CIK 0002075569): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 162,965; sole dispositive power 0; shared dispositive power 162,965; aggregate amount beneficially owned 162,965 (6.7% of the class)
  Comment: All share amounts shown in this schedule have been adjusted to reflect the Issuer's reverse share split.
- Ron Sade: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 162,965; sole dispositive power 0; shared dispositive power 162,965; aggregate amount beneficially owned 162,965 (6.7% of the class)
  Comment: All share amounts shown in this schedule have been adjusted to reflect the Issuer's reverse share split.
- Stanislav Oskin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 162,965; sole dispositive power 0; shared dispositive power 162,965; aggregate amount beneficially owned 162,965 (6.7% of the class)
  Comment: All share amounts shown in this schedule have been adjusted to reflect the Issuer's reverse share split.
- Adam Ben Haklili: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 162,965; sole dispositive power 0; shared dispositive power 162,965; aggregate amount beneficially owned 162,965 (6.7% of the class)
  Comment: All share amounts shown in this schedule have been adjusted to reflect the Issuer's reverse share split.
- Keren Kalima Maimon: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 162,965; sole dispositive power 0; shared dispositive power 162,965; aggregate amount beneficially owned 162,965 (6.7% of the class)
  Comment: All share amounts shown in this schedule have been adjusted to reflect the Issuer's reverse share split.
- Alyazi Saeed Ahmad Alkhattal Almheiri: type of reporting person: individual (IN); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 162,965; sole dispositive power 0; shared dispositive power 162,965; aggregate amount beneficially owned 162,965 (6.7% of the class)
  Comment: All share amounts shown in this schedule have been adjusted to reflect the Issuer's reverse share split.
- Tariq Salem Ebraheem Alsaman Alnuaimi: type of reporting person: individual (IN); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 162,965; sole dispositive power 0; shared dispositive power 162,965; aggregate amount beneficially owned 162,965 (6.7% of the class)
  Comment: All share amounts shown in this schedule have been adjusted to reflect the Issuer's reverse share split.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share
Name of issuer: BRERA HOLDINGS PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Comment: This Schedule 13D relates to the Class B Ordinary Shares of the Issuer. The Issuer has its principal executive offices at Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Mr. Guy Pinchas Hirsch, Mr. Ron Sade, Mr. Stanislav Oskin, Mr. Adam Ben Haklili, Ms. Keren Kalima Maimon, Ms. Alyazi Saeed Ahmad Alkhattal Almheiri and Mr. Tariq Salem Ebraheem Alsaman Alnuaimi (each a "Reporting Person" and, collectively, the "Reporting Persons").
Residence or business address: Mr. Hirsch's business address is 1309 Coffeen Avenue, STE 835, Sheridan, Wyoming 82801. Mr. Sade's business address is Tiara residences, Ruby, Palm Jumeirah, Dubai, UAE. Mr. Oskin's business address is Office 2002, 20th Floor Creative Tower Fujairah U.A.E. Mr. Haklili's business address is 8 The Green, STE B, Dover, DE 19901. Ms. Maimon's business address is Sky Tower, Floor 31, Office number 3104. Ms. Almheiri's business address is Sky Tower, Floor 31, Office number 3104. Mr. Alnuaimi's business address is Sky Tower, Floor 31, Office number 3104.
Present principal occupation or employment: The principal occupation of Mr. Hirsch is VP at Payward Inc. The principal occupation of Mr. Sade is Partner at TLVD LTD, Dubai UAE. The principal occupation of Mr. Oskin is CEO of Metaverse Tech FZ LLC. The principal occupation of Mr. Haklili is Managing Partner at WWVentures. The principal occupation of Ms. Maimon is an investor. The principal occupation of Ms. Almheiri is an investor. The principal occupation of Mr. Alnuaimi is as an investor.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Hirsch is a citizen of the United States and Israel. Mr. Sade is a citizen of Israel. Mr. Oskin is a citizen of Israel. Mr. Haklili is a citizen of Israel and the United States. Ms. Maimon is a citizen of Israel. Ms. Almheiri is a citizen of the United Arab Emirates. Mr. Alnuaimi is a citizen of the United Arab Emirates.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In connection with the Transaction, Mr. Hirsch acquired 21,165 Class B Ordinary Shares from the issuer for an aggregate purchase price of $142,858.35; Mr. Sade acquired 21,164 Class B Ordinary Shares from the issuer for an aggregate purchase price of $142,857.00; Mr. Oskin acquired 21,164 Class B Ordinary Shares from the issuer for an aggregate purchase price of $142,857.00; Mr. Haklili acquired 14,815 Class B Ordinary Shares from the issuer for an aggregate purchase price of $100,000.58; Ms. Maimon acquired 21,164 Class B Ordinary Shares from the issuer for an aggregate purchase price of $142,857.00; Ms. Almheiri acquired 21,164 Class B Ordinary Shares from the issuer for an aggregate purchase price of $142,857.00; and Mr. Alnuaimi acquired 42,329 Class B Ordinary Shares from the issuer for an aggregate purchase price of $285,716.03.

The source of funds required for the Transaction consist of cash contributions from the individuals.

All share amounts shown in this schedule have been adjusted to reflect the Issuer's reverse share split.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 3 and Item 6 is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons have and continue to engage in discussions, including with the Issuer and its affiliates, to acquire additional equity securities of the Issuer, including Class A Ordinary Shares and Class B Ordinary Shares, in connection with a crypto treasury strategy overlay to the existing business. As part of such discussions, Reporting Persons have and continue to discuss the right to designate a person to the Issuer's board of directors as well as certain proposals with respect to the Issuer's business.

Other than as described in this Item 4, none of the Reporting Persons presently has any additional plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, but depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect their investment in the Issuer at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own, in the aggregate, 162,965 shares of Class B Ordinary Shares, which is approximately 6.7% of the Ordinary Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except the information set forth in this Schedule 13D, no transactions in any of the Ordinary Shares have been effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1* Joint Filing Agreement, dated July 14, 2025, by and among the Reporting Persons.

* Filed herewith.

## Signatures
- Guy Pinchas Hirsch: /s/ Guy Pinchas Hirsch, Guy Pinchas Hirsch (07/14/2025)
- Ron Sade: /s/ Ron Sade, Ron Sade (07/14/2025)
- Stanislav Oskin: /s/ Stanislav Oskin, Stanislav Oskin (07/14/2025)
- Adam Ben Haklili: /s/ Adam Ben Haklili, Adam Ben Haklili (07/14/2025)
- Keren Kalima Maimon: /s/ Keren Kalima Maimon, Keren Kalima Maimon (07/14/2025)
- Alyazi Saeed Ahmad Alkhattal Almheiri: /s/ Alyazi Saeed Ahmad Alkhattal Almheiri, Alyazi Saeed Ahmad Alkhattal Almheiri (07/14/2025)
- Tariq Salem Ebraheem Alsaman Alnuaimi: /s/ Tariq Salem Ebraheem Alsaman Alnuaimi, Tariq Salem Ebraheem Alsaman Alnuaimi (07/14/2025)